VF 3-20-03

03015273

AK AH 3/19/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 17 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Longterm Care Securities Corporation
Applicant: Love Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Hackensack Avenue
(No. and Street)

Hackensack	New Jersey	07601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Rother (201) 996-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, P.C.
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway	Edison	New Jersey	08818
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Rother, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longterm Care Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Nancy E. Trimpin
Notary Public, State of New Jersey
My Commission Expires May 8, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Accountants on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONG TERM CARE SECURITIES CORPORATION

For the Year Ended December 31, 2002

LONG TERM CARE SECURITIES CORPORATION

For the Year Ended December 31, 2002

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Independent Auditors' Report

To the Board of Directors
Long Term Care Securities Corporation

We have audited the accompanying statement of financial condition of Long Term Care Securities Corporation as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long Term Care Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA, P.C.

February 27, 2003
Edison, New Jersey

LONG TERM CARE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 8,990

Liabilities and Stockholder's Equity

Accrued expenses	$ 1,740
Common stock - $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	88,689
Accumulated deficit	(81,539)
	7,250
	$ 8,990

See accompanying notes to financial statements.

LONG TERM CARE SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2002

Revenues	$ 339
Expenses	9,854
Net loss	$ (9,515)

See accompanying notes to financial statements.

LONG TERM CARE SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - beginning of year	100	$ 100	$ 78,689	$ (72,024)	$ 6,765
Net loss	-	-	-	(9,515)	(9,515)
Capital contributions	-	-	10,000	-	10,000
Balance - end of year	100	$ 100	$ 88,689	$ (81,539)	$ 7,250

See accompanying notes to financial statements.

LONG TERM CARE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(9,515)
Cash flows from financing activities		
Capital contribution		10,000
Net increase in cash		485
Cash - beginning of year		8,505
Cash - end of year	$	8,990
Supplemental disclosures		
Cash paid during the year		
Interest	$	-
Income taxes	$	-

See accompanying notes to financial statements.

LONG TERM CARE SECURITIES CORPORATION
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Long Term Care Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. The Company provides financial and investment services to clients on the east coast of the United States.

Statement of Changes in Subordinated Liabilities

Rule 17a-5 of the Securities Exchange Act of 1934, requires a statement of changes in subordinated liabilities; however, there are no subordinated liabilities and no statement has been provided for 2002.

Revenue Recognition

Commission revenues are recognized upon completed and closed placement of the underlying investment. Transaction fees specified in contracts are recognized when the contract is completed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company recognizes deferred tax assets in the current period for the tax benefit of net operating loss carryforwards which are deductible in future years. The Company has available approximately $17,000 of net operating loss carryforwards at December 31, 2002. The loss carryforwards expire in years 2020 through 2023. The deferred tax asset attributable to the loss carryforward is $20,000. Since the benefits from the net operating loss carryforwards cannot be determined at this time, a valuation allowance has been recognized to fully offset this asset.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which (1) requires the maintenance of minimum net capital and (2) requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital and required net capital were as follows:

Net capital	$	7,250
Required minimum net capital by SEC		5,000

The ratio of aggregate indebtedness to net capital was .24 to 1.00.

Note 3 - Expense Agreement

In April 2002, the Company and Care One, LLC ("Care One"), agreed to a ten-year expense agreement where Care One has agreed to pay the salary and all overhead expenses of the Company to accommodate the net capital requirements of the NASD.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Long Term Care Securities Corporation

We have audited the financial statements of Long Term Care Securities Corporation as of and for the year ended December 31, 2002, and have issued our report thereon dated February 27, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Amper Politziner & Mattia
AMPER, POLITZINER & MATTIA P.C.

February 27, 2003
Edison, New Jersey

LONG TERM CARE SECURITIES CORPORATION
Schedule I
Computations of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital	
Total member's equity qualified for net capital	$ 7,250
Deductions and/or charges	
Non-allowable assets	-
Net capital	$ 7,250
Aggregate Indebtedness	
Accrued expenses	$ 1,740
Computation of Basic Net Capital Requirement	
Minimum net capital required by SEC	$ 5,000
Excess net capital	$ 2,250
Ratio: Aggregate indebtedness to net capital	.24

Reconciliation with Company's Computation (Included in Part II of Form X-17a-5 as of December 31, 2002)

There were no material differences from the Company's computation.

See independent auditors' report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

LONG TERM CARE SECURITIES CORPORATION
Schedule I - (continued)
Computations of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Long Term Care Securities Corporation

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF December 31, 2002

EXEMPTION UNDER SECTION (k) (2) (i) IS CLAIMED:

The Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody funds.

See independent auditors' report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

To the Board of Directors
Long Term Care Securities Corporation

In planning and performing our audit of the financial statements of Long Term Care Securities Corporation (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sections 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above mentioned objectives. Two of the objectives of internal control reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that authorization, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA P.C.

February 27, 2003
Edison, New Jersey